March 21, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (212) 912-7751

Ronald E. Hermance, Jr.
Chairman of the Board, President and Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Re:	Hudson City Bancorp, Inc.
	Form S-1 filed February 25, 2005
	File No. 333-122531

Dear Mr. Hermance:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please disclose the latest possible date for ending the offering.

2. In the next amendment, please include the graphics, maps, any photographs, and related captions as they will appear in the prospectus, or provide them to us supplementally.

Summary - page 1

3. All references to the narrator, or otherwise, should be clear from the context. Refer to Rule 421 of Regulation C. Shareholders should be able to ascertain the parties involved, and their respective role, without the need of a legend such as that in the second paragraph of the summary. Please delete.

4. We note on page 1.14 of the appraisal report that the bank has an internal loan policy of limiting 3 million dollars to a single borrower. Please disclose this in an appropriate place.

5. Please include a section discussing the after-market stock price performance of mutual-to-stock conversions for at least the past year.

Ownership by Directors and Executive Officers - page 9

6. Please disclose whether insiders` purchases count towards the minimum necessary to close this offering.

Benefit Plans - page 10

7. Please disclose the value or cost at the maximum of the offering range for each of the benefit plans.

Tax Aspects of the Conversion - page 12

8. Please reference counsel`s opinion and provide a summary of it.

How We Intend to Use the Proceeds from the Offering - page 27

9. To the extent possible, disclose the expected average cost of opening the additional branch offices and the average cost of opening a branch office during 2004. Also disclose this number in this same subheading on page 6.

Bank Regulatory Capital Compliance - page 31

10. Briefly explain why as offering proceeds increase, in this table, capital decreases.

Employment Agreements - page 114

11. Please revise to disclose what the dollar amount would have been had the severance provisions of the employment agreements had been triggered as of a recent date.

The Stock Split of Hudson City Bancorp Common Stock - page 132

12. Supplementally please tell us why the conversion of the minority interest in the MHC has been structured as a stock split rather than the more conventional mode of an exchange, and provide us with your analysis of the legal basis for this structure under OTS regulations.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Heather Schimkaitis, Staff Accountant, at
(202)
824-5342 or John Nolan, Accounting Branch Chief, at (202) 942-1783 if you have questions regarding accounting-related matters. Please contact Gregory Dundas at (202) 942-2932 or me at (202) 942-2889 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst

cc:	Omer S. J. Williams, Esq.
	Robert C. Azarow, Esq.
	Carmalita M. Riddle, Esq.
	Thacher Proffitt & Wood LLP
	Two World Financial Center
	New York, New York 10281

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Hudson City Bancorp, Inc.
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